EARNINGS RELEASE 3Q25

Operational efficiency drives further cash cost reduction.

São Paulo, November 6th, 2025. Suzano S.A. (B3: SUZB3 | NYSE: SUZ), one of the world's largest integrated pulp and paper producers, announces today its consolidated results for the third quarter of 2025 (3Q25).

HIGHLIGHTS

- Pulp sales of 3,165 thousand tonnes (+20% vs. 3Q24).
- Paper sales[1] of 436 thousand tonnes (+21% vs. 3Q24).
- Adjusted EBITDA[2] and Operating cash generation[3]: R$5.2 billion and R$3.4 billion, respectively.
- Adjusted EBITDA[2]/t from pulp of R$1,410/t (-35% vs. 3Q24).
- Adjusted EBITDA[2]/t from paper of R$1,694/t (-26% vs. 3Q24).
- Average net pulp price in export market: US$524/t (-22% vs. 3Q24).
- Average net paper price[1] of R$7,118/t (+4% vs. 3Q24).
- Pulp cash cost ex-downtimes of R$801/t (-7% vs. 3Q24).
- Leverage of 3.3 times in US$ and 3.1 times in R$.
- Free Cash Flow Yield ("FCF Yield" - LTM) of 18.1% (+1,2 p.p. vs. 3Q24).
- Return on Invested Capital ("ROIC" - LTM) of 12.0% (-1.3 p.p. vs. 3Q24).

Financial Data (R$ million)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	LTM 3Q25
Net Revenue	12,153	13,296	-9%	12,274	-1%	51,179
Adjusted EBITDA[2]	5,200	6,087	-15%	6,523	-20%	22,634
Adjusted EBITDA Margin[2]	43%	46%	-3 p.p.	53%	-10 p.p.	44%
Net Financial Result	1,052	4,425	-76%	868	21	(2,383)
Net Income	1,961	5,012	-61%	3,237	-39	6,585
Operating Cash Generation[3]	3,416	4,149	-18%	4,394	-22%	15,032
Net Debt/ Adjusted EBITDA[2] (x) (R$)	3.1 x	3.0 x	0.1 x	3.2 x	-0.1 x	3.1 x
Net Debt/ Adjusted EBITDA[2] (x) (US$)	3.3 x	3.1 x	0.2 x	3.1 x	0.2 x	3.3 x

Operational Data ('000 t)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	LTM 3Q25
Sales	**3,601**	**3,680**	**-2%**	**2,995**	**20%**	**14,036**
Pulp	3,165	3,269	-3%	2,635	20%	12,368
Paper[1]	436	411	6%	360	21%	1,668

(1) Includes the results from the Consumer Goods Unit (tissue) and the performance of the Suzano Packaging US Unit (Pine Bluff and Waynesville).
(2) Excludes non-recurring items.
(3) Considers Adjusted EBITDA less sustaining capex (cash basis).

The consolidated quarterly financial information was prepared in accordance with the standards set by the Securities and Exchange Commission of Brazil (CVM) and the Accounting Pronouncements Committee (CPC) and complies with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The operating and financial information is presented on a consolidated basis and in Brazilian real (R$). Note that figures may present discrepancies due to rounding. CONTENTS EXECUTIVE SUMMARY .............................................................................................................................................................. 3 PULP BUSINESS PERFORMANCE ............................................................................................................................................ 4 PULP SALES VOLUME AND REVENUE .............................................................................................................................. 4 PULP CASH COST ................................................................................................................................................................ 7 PULP SEGMENT EBITDA .................................................................................................................................................... 9 OPERATING CASH GENERATION FROM THE PULP SEGMENT ..................................................................................... 10 PAPER BUSINESS PERFORMANCE .......................................................................................................................................... 11 PAPER SALES VOLUME AND REVENUE ............................................................................................................................ 11 PAPER SEGMENT EBITDA .................................................................................................................................................. 14 OPERATING CASH GENERATION FROM THE PAPER SEGMENT ................................................................................... 15 FINANCIAL PERFORMANCE ..................................................................................................................................................... 16 NET REVENUE ...................................................................................................................................................................... 16 CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES .......................................................................................... 16 COST OF GOODS SOLD (COGS) ........................................................................................................................................ 17 SELLING EXPENSES ........................................................................................................................................................... 17 GENERAL AND ADMINISTRATIVE EXPENSES ................................................................................................................ 18 OTHER OPERATING INCOME (EXPENSES) ..................................................................................................................... 18 ADJUSTED EBITDA ............................................................................................................................................................ 19 FINANCIAL RESULT ........................................................................................................................................................... 19 DERIVATIVE OPERATIONS ............................................................................................................................................... 21 NET INCOME (LOSS) .......................................................................................................................................................... 24 DEBT ..................................................................................................................................................................................... 24 CAPITAL EXPENDITURE .................................................................................................................................................... 27 OPERATING CASH FLOW ................................................................................................................................................... 28 FREE CASH FLOW ............................................................................................................................................................... 29 ROIC ("RETURN ON INVESTED CAPITAL") ..................................................................................................................... 30 CHANGES IN NET DEBT ..................................................................................................................................................... 30 ESG ....................................................................................................................................................................................... 30 TOTAL OPERATIONAL EXPENDITURE - PULP ................................................................................................................ 31 CAPITAL MARKETS ..................................................................................................................................................................... 31 FIXED INCOME ........................................................................................................................................................................... 32 RATING ......................................................................................................................................................................................... 32 UPCOMING EVENTS ................................................................................................................................................................... 33 APPENDICES ................................................................................................................................................................................ 34 APPENDIX 1 – Operating Data ...................................................................................................................................... 34 APPENDIX 2 – Consolidated Income Statement and Goodwill Amortization .................................................. 36 APPENDIX 3 – Consolidated Balance Sheet ............................................................................................................... 37 APPENDIX 4 – Consolidated Statement of Cash Flow ............................................................................................ 38 APPENDIX 5 – EBITDA ..................................................................................................................................................... 39 APPENDIX 6 – Segmented Income Statement ......................................................................................................... 40 Forward-Looking Statements ....................................................................................................................................... 42 3Q25 EARNINGS RELEASE Page 2 of 43

EXECUTIVE SUMMARY Following a period of uncertainty regarding the U.S. tariff policy, pulp prices experienced a gradual rebound from the end of August in relation to the lowest level of the year recorded in the first half of the quarter by PIX China Pulp indices. Despite an improvement in market sentiment, Suzano's average net price in US$ declined by 6%, while PIX China and PIX Europe were down 9% and 12%, respectively. The performance of Suzano's pulp segment was impacted by lower price, primarily due to a lower average net price, depreciation of the average US$ against the R$, and reduced sales volume, in turn as a result of the lower production volume as announced by the Company in August, despite lower cash production costs. This combination of factors led to a reduction in adjusted EBITDA from pulp compared to the prior period. In the paper business unit, a slight increase in adjusted EBITDA was observed, mainly driven by higher sales volumes and improved performance of Suzano Packaging US assets (Pine Bluff), partially offset by lower prices in both domestic and international markets. In this context, consolidated adjusted EBITDA amounted to R$5.2 billion in 3Q25, down 15% from 2Q25 and down 20% from 3Q24. Operating cash generation reached R$3.4 billion in the quarter, representing reductions of 18% vs. 2Q25 and 22% vs. 3Q24. Notably, the paperboard assets acquired in the United States in October 2024 (currently operating as Suzano Packaging US) delivered their first positive adjusted EBITDA of R$43 million in the period (vs. negative R$66 million in the previous quarter). As for financial management, net debt in US$ remained stable in 3Q25, at US$13.0 billion. Leverage in US$ ended the quarter at 3.3 times, due to the decrease in Adjusted EBITDA in the last 12 months. The quarter was also marked by liability management operations that allowed the average debt term to be extended from 74 to 80 months, without an increase in cost (maintained at 5.0% p.a.). The foreign exchange hedging policy continued to play its part, with average strikes of Zero Cost Collar operations contracted at 5.64 (put) and 6.54 (call) and notional value of US$6.0 billion. 3Q25 EARNINGS RELEASE Page 3 of 43

PULP BUSINESS PERFORMANCE PULP SALES VOLUME AND REVENUE The third quarter of 2025 saw a gradual recovery in hardwood pulp prices, with September prices higher than July levels and an improvement in market sentiment, driven by the exemption of pulp from the U.S. tariff policy toward Brazil and greater transparency regarding the impact of tariffs on the global paper and packaging sector. In China, at the beginning of the quarter, the market was characterized by buyer hesitation due to geopolitical uncertainties, leading to inventory drawdowns and a 12.7% reduction in pulp stocks at ports by the end of the quarter compared to the previous quarter’s close, according to SCI. As these uncertainties subsided throughout the quarter, pulp demand rebounded, as indicated by a 6% increase in Brazilian hardwood pulp exports to China compared to the previous period, as reported by Brazilian foreign trade statistics. Additionally, paper production increased 5% across all segments in 3Q25 vs. 2Q25, with the tissue paper segment standing out, posting an 8% increase in the same comparison period, according to SCI. In Europe, according to Utipulp, hardwood pulp consumption declined by 6% compared to the previous quarter, in line with seasonal trends. European demand for printing and writing papers remains under pressure, while the tissue paper segment continues to demonstrate greater resilience. In North America, the tissue paper market continued to perform well, serving as a key driver of regional hardwood pulp demand in the region. Regarding hardwood pulp supply, the quarter was marked by Suzano’s announcement of production cuts, as disclosed in a Material Fact on August 6, 2025, and the launch of a new swing campaign for dissolving pulp by a major producer operating in Brazil. For softwood pulp, new unscheduled downtimes by Nordic producers further constrained supply, though not yet to a degree sufficient to rebalance the market. The average PIX/FOEX indices for hardwood pulp in China decreased by 9% compared to 2Q25. In Europe, they decreased 12% compared to 2Q25. The difference between softwood and hardwood pulp prices in the quarter was US$185/t in China and US$476/t in Europe, based on gross prices, driving the shift from softwood pulp to hardwood pulp. 3Q25 EARNINGS RELEASE Page 4 of 43

3Q25 EARNINGS RELEASE

Suzano's pulp sales were 3% lower compared to the previous quarter, primarily due to reduced volumes shipped to Europe, partially offset by increased sales to North America. Compared to 3Q24, the increase was 20%, mainly driven by the increases observed in Asia and North America.


Pulp Sales Volume ('000 t)
+20%
-3%
2,635
3,269
3,165
2,459
3,119
3,017
176
150
148
3Q24
2Q25
3Q25
Export Market
Brazilian Market

Average net price in US$ of pulp sold by Suzano was US$525/t in 3Q25, down 6% from 2Q25 and down 22% from 3Q24. In the export market, average net price charged by the Company was US$524/t down 6% from 2Q25 and down 22% from 3Q24. The **average net price in R$** was R$2,859/t in 3Q25, down 9% from 2Q25, primarily due to the decline in the average net price in US$ and a 4% depreciation of the average US$ against the R$. Compared to 3Q24, the 23% reduction was driven by the same factors previously mentioned.


Average Net Price (US$/t)
-22%
-6%
671
555
525
3Q24
2Q25
3Q25

Page 5 of 43

Net revenue from pulp sales decreased 12% from 2Q25, due to a 6% reduction in net average price in US$, a 4% depreciation of the average US$ against the R$ and a 3% decrease in sales volume. Compared to 3Q24, the 8% decline is mainly due to a 22% decrease in the average net price in US$ and a 2% depreciation of the average US$ against the R$, partially offset by a 20% increase in sales volume. Pulp Net Revenue (R$ million) -8% -12% q 9,803 10,288 9,050 660 477 432 9,143 9,810 8,618 Brazilian Market Export Market 3Q24 2Q25 3Q25 3Q25 EARNINGS RELEASE Page 6 of 43

3Q25 EARNINGS RELEASE

suzano

PULP CASH COST

Although there were no scheduled maintenance downtimes in 3Q25, it is important to note that there was an impact of R$11/ton on cash cost during the period due to stoppages related to the application of Regulatory Standard 13 (Inspection of Boilers and Pressure Vessels), which requires the washing of recovery and/or auxiliary boilers to maintain the operational stability of the mills between downtimes. These boiler washings in 3Q25 took place in Três Lagoas, Mucuri, and Ribas. Additionally, there was an impact from both the competitiveness project in Limeira, which required the restart of the biomass boiler, and the start-up of the new boiler in Aracruz.


Consolidated Pulp Cash Cost
ex-downtime (R$/t)
-7%
-4%
863
832
801
3Q24
2Q25
3Q25


Pulp Cash Cost
(R$/t)
-13%
-3%
932
43
25
863
838
6
832
812
11
801
3Q24
2Q25
3Q25
Cash Cost ex-downtimes
Start-up Ribas
Downtimes Effect

Cash cost excluding downtimes in 3Q25 was R$801/t, representing a 4% decrease compared to 2Q25, due to: i) lower wood costs, explained by: a) reduced specific consumption (due to higher basic density and improved wood quality); b) greater operational efficiency in logistics and harvesting; ii) reduced inputs cost, mainly due to consume reduction of caustic soda, chlorine dioxide, and calcium oxide, as well as lower energy prices (excluding FX effects), especially for natural gas, following a decline in Brent prices; iii) a 4% depreciation of the average US$ against the R$, resulting in lower R$-denominated prices, notably for caustic soda and natural gas. The positive impacts on cash cost were partially offset by lower fixed cost dilution due to reduced production volume, as well as lower utility results.

Page 7 of 43

3Q25 EARNINGS RELEASE

Consolidated Pulp Cash Cost ex-downtime (R$/t)[1]


832
336
356
179
(39)
(17)
(9)
2
1
(8)
801
319
340
180
(38)
2Q25
Wood
Input
Fixed Cost
Energy
FX
3Q25
Wood
Input
Fixed Cost
Energy
FX

(1) Excludes the impact of maintenance and administrative downtimes.

Cash cost excluding downtimes for 3Q25 decreased by 7% compared to 3Q24, due to: i) lower wood costs, driven by a reduced average radius, higher indirect cost dilution per higher volume on Ribas mill, lower diesel prices and improved performance in harvesting and logistics operations, partially offset by the mill mix and increased specific consumption of wood; ii) lower input costs, explained by reduced consumption, mainly of caustic soda and fuel oil, due to the start-up of the Ribas unit in 3Q24 and the project to convert lime kilns from fuel oil to natural gas at the Imperatriz and Ribas units, partially offset by the increase in caustic soda prices during the period; iii) better utilities result driven by higher export volumes from the new operation at the Ribas Unit; iv) higher fixed cost dilution due to higher production volume at the Ribas Unit; and v) depreciation of the average US$ vs. the average R$, especially benefiting input prices such as natural gas and caustic soda.

Consolidated Pulp Cash Cost ex-downtime (R$/t)[1]


863
347
364
185
(33)
(28)
(22)
(4)
(5)
(3)
801
319
340
180
(38)
3Q24
Wood
Input
Fixed Cost
Energy
FX
3Q25
Wood
Input
Fixed Cost
Energy
FX

(1) Excludes the impact of maintenance and administrative downtimes.

Page 8 of 43

3Q25 EARNINGS RELEASE


Cash Cost 3Q25¹
Fixed costs
22%
Other
variables
3%
Energy
13%
Chemicals
24%
Wood
38%


Cash Cost 3Q24¹
Fixed costs
21%
Other
variables
2%
Energy
15%
Chemicals
23%
Wood
39%

(1) Based on cash cost excluding downtimes. Excludes energy sales.

PULP SEGMENT EBITDA

Pulp Segment	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	LTM 3Q25
Adjusted EBITDA (R$ million)[1]	4,462	5,378	-17%	5,697	-22%	19,823
Sales volume (k t)	3,165	3,269	-3%	2,635	20%	12,368
Pulp adjusted[1] EBITDA (R$/t)	1,410	1,645	-14%	2,162	-35%	1,603

(1) Excludes non-recurring items.

Adjusted EBITDA from pulp was 17% lower in 3Q25 vs. 2Q25, due to: i) a 6% decrease in average net prices in US$; ii) a 4% depreciation of the average US$ against the R$; and iii) a 3% reduction in sales volume. These impacts were partially offset by improved cash COGS, which benefited mostly from lower cash production costs. Adjusted EBITDA per tonne was 14% lower, explained by the same effects, excluding sales volume.

Compared to 3Q24, the 22% reduction in **Adjusted EBITDA from pulp** is attributable to: i) a 22% decline in average net prices in US$; ii) a 2% depreciation of the average US$ against the R$; and iii) higher SG&A expenses, driven by increased personnel costs related to variable compensation and labor downsizing, as well as higher commercial expenses. These impacts were partially offset by a 20% increase in sales volume and improved cash COGS, which benefited from lower cash production costs and lower impact of maintenance downtimes, despite higher logistics costs during the period. Adjusted EBITDA per tonne decreased 35% due to the same factors, excluding sales volume.

Page 9 of 43

3Q25 EARNINGS RELEASE


Adjusted EBITDA¹ (R$ million) and Adjusted EBITDA Margin (%) from Pulp
58%
52%
49%
5,697
5,378
4,462
3Q24
2Q25
3Q25
Adjusted EBITDA Margin
EBITDA Pulp

(1) Excludes non-recurring items.


Pulp Adjusted EBITDA per tonne (R$/t)
-35%
-14%
2,162
1,645
1,410
3Q24
2Q25
3Q25

OPERATING CASH GENERATION FROM THE PULP SEGMENT

Pulp Segment (R$ million)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	LTM 3Q25
Adjusted EBITDA[1]	4,462	5,378	-17%	5,697	-22%	19,823
Maintenance Capex[2]	(1,534)	(1,737)	-12%	(1,953)	-21%	(6,786)
Operating Cash Flow	2,928	3,641	-20%	3,744	-22%	13,037

(1) Excludes non-recurring items.
(2) Cash basis.

Page 10 of 43

Operating cash generation per tonne in the pulp segment reached R$925/t in 3Q25, decreasing 17% and 35% compared to 2Q25 and 3Q24, respectively, due to the decline EBITDA per tonne, partially offset by lower sustaining capex per tonne. Operating Cash Generation from Pulp per tonne (R$/t) -35% -17% q 1,421 1,114 925 3Q24 2Q25 3Q25 PAPER BUSINESS PERFORMANCE The following data and analyses incorporate the joint results of the paper and consumer goods (tissue) businesses. PAPER SALES VOLUME AND REVENUE According to data published by Brazil's Forestry Industry Association (Ibá), demand for Printing & Writing paper in Brazil, including imports, increased 4% in the first two months of 3Q25 compared to the first two months of the previous quarter, and decreased 7% compared to the same period of 3Q24. Compared to the previous quarter, the growth in demand is due to increased sales in the uncoated paper lines, following the segment’s historical seasonality along with an improved outlook for volumes for the National Textbook Program compared to previous years, in addition to strong consumption levels in the cut-size and coated paper lines. Compared to the same period in 3Q24, the decrease is mainly due to lower demand for coated paper, as last year there was additional demand for this line due to the municipal elections in Brazil, which took place precisely in the third quarter. Regarding the international markets served by the Company, it was observed a structural decline in demand as the main performance driver in mature markets. In Europe, the situation is more challenging due to the imbalance between supply and demand, while in North America, apparent consumption is being sustained by rising imports and declining exports, prior to the implementation of tariffs. In Latin America, demand for Printing & Writing papers remained stable. Regarding paperboard demand in Brazil, there was a 5% increase in the first two months of 3Q25 compared to the first two months of the previous quarter, and a 4% decrease compared to the same period in 3Q24. The growth compared to the previous quarter is due to the segment’s historical seasonality, as companies prepare for year-end sales, while the decrease compared to the same quarter last year is a result of inventory adjustments throughout the supply chain and a slowdown in consumer demand, reflecting the macroeconomic context. 3Q25 EARNINGS RELEASE Page 11 of 43

3Q25 EARNINGS RELEASE

When consolidating the aforementioned paper market segments (accessible to Suzano), total demand in Brazil decreased by 6% in the first two months of 3Q25 in relation to the same period of 3Q24, according to Ibá data. Thus, Suzano's results were supported by higher exports from its operations in Brazil, in addition to the inclusion of Suzano Packaging's sales volume.

In this regard, the Paper and Packaging Business Unit continues to make progress with its strategic plans: In the packaging segments, Suzano is adhering to the Suzano Packaging integration schedule, ensuring synergy and focus on increasing profitability in its U.S. operations, while also investing in its innovation-focused product portfolio in Brazil, using existing assets to target packaging solutions and the replacement of single-use plastics. In traditional I&E markets, the focus remains on evolving the exclusive go-to-market model, with the goal of expanding both the customer base and the regions served, as well as enhancing cost competitiveness.

With the acquisition of Kimberly Clark's tissue business in Brazil, the consumer goods segment has played a more significant role in our paper business results since 3Q23.

Suzano's **paper sales** (printing & writing, paperboard and tissue) in the Brazilian market totaled 248 thousand tonnes in 3Q25, up 6% from the previous quarter, driven by the performance and expansion across all paper segments served, in line with market trends. Compared to 3Q24, there was a 5% decrease due to coated paper sales, reflecting the normalization of demand after the increase observed in the same period of the previous year, which was driven by the Brazilian elections.

International **paper sales** totaled 188 thousand tonnes, accounting for 43% of total sales volume in 3Q25. The 6% increase compared to 2Q25 was driven by higher exports from the Brazilian operations, resulting from strategic allocation across markets and segments in response to market conditions, as well as increased sales from Suzano Packaging. Year-over-year, the growth of in external market sales reflects the addition of volumes from the new Suzano Packaging US operation, alongside higher exports from Brazil during the same comparative period.

Paper Sales Volume ('000 t)



+21%
+6%
360
98
262
411
177
235
436
188
248
3Q24
2Q25
3Q25
Brazilian Market
Export Market

(1) Includes the consumer goods unit and the Suzano Packaging US Unit.

Page 12 of 43

3Q25 EARNINGS RELEASE

Average net price decreased by 3% compared to the previous quarter, reflecting decreases of 2% and 4% in prices in the domestic and international markets, respectively, due to the regional mix effect and the depreciation of the average US$ against the R$, partially offset by a 6% increase in volumes in both the domestic and international markets. Compared to 3Q24, the increase of 4% was due to the launch of the new Suzano Packaging US operation and higher prices, due to favorable product and segment mix in sales volumes.

Average Net Paper Price (R$/t)[1]


+4%
-3%
6,866
7,315
7,118
3Q24
2Q25
3Q25

(1) Includes the consumer goods unit and the Suzano Packaging US Unit.

Net revenue from paper sales amounted to R$3,103 million, up 3% from 2Q25, mainly due to higher sales volume in both the domestic and international markets, partially offset by a lower net average price in both markets. Compared to 3Q24, net revenue from paper sales grew by 26% due to the new Suzano Packaging US operation, which boosted sales volume (+21%), as well as the average net price of the segment.

Paper Revenue (R$ million)[1]


+26%
+3%
2,471
573
1,898
3,008
1,211
1,797
3,103
1,242
1,861
3Q24
2Q25
3Q25
Brazilian market
Export market

(1) Includes the consumer goods unit and the Suzano Packaging US Unit.

Page 13 of 43

3Q25 EARNINGS RELEASE

PAPER SEGMENT EBITDA

Paper Segment	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	LTM 3Q25
Adjusted EBITDA (R$ million)[1]	739	709	4%	825	-11%	2,811
Sales volume (k t)	436	411	6%	360	21%	1,668
Paper adjusted[1] EBITDA (R$/t)	1,694	1,725	-2%	2,294	-26%	1,686

(1) Excludes non-recurring items.

Adjusted EBITDA from paper increased by 4% compared to 2Q25, driven by higher sales volumes in both domestic and international markets, across all paper segments, particularly printing and writing. This positive effect was partially offset mainly by: (i) lower average net realized prices; and (ii) the depreciation of the average US$ against the R$ (-4%). Adjusted EBITDA per tonne declined 2% mainly by: (i) reduction in net price; (ii) the depreciation of the average US$ against the average R$ (-4%); and iii) higher cash COGS, (mainly inventory turnover effect).

Compared to 3Q24, the 11% reduction was mainly driven by: (i) higher cash COGS (mainly inventory turnover effect and product mix); ii) higher SG&A (mainly third-party services, labor, and increase in variable compensation); and iii) lower sales volume. These effects were partially offset by the new U.S. Suzano Packaging operation, which was consolidated as from 4Q24, which contributed positively to EBITDA in 3Q25. The 26% decrease in **adjusted EBITDA per tonne** is explained by the same factors, excluding sales volume.

Adjusted EBITDA (R$ million) and Adjusted EBITDA Margin (%) from Paper


33%
24%
24%
825
709
739
3Q24
2Q25
3Q25
Adjusted EBITDA Margin
EBITDA Paper

Page 14 of 43

3Q25 EARNINGS RELEASE

Paper Adjusted EBITDA (R$/t)


-26%
-2%
2,294
1,725
1,694
3Q24
2Q25
3Q25

OPERATING CASH GENERATION FROM THE PAPER SEGMENT

Op. Cash Generation - Paper (R$ million)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	LTM 3Q25
Adjusted EBITDA[1]	739	709	4%	825	-11%	2,811
Maintenance Capex[2]	(251)	(202)	25%	(175)	43%	(816)
Operating Cash Flow	488	508	-4%	650	-25%	1,995

(1) Excludes non-recurring items.
(2) Cash basis.

Operating cash generation per tonne in the paper segment was R$1,119/t in 3Q25, decreasing 9% from 2Q25, due to a 17% increase in sustaining capex per tonne and a 2% reduction in EBITDA per tonne. Compared to the same period last year, there was a 38% decrease driven by a 26% decline in adjusted EBITDA per tonne and an 18% increase in sustaining capex per tonne.

Paper Operating Cash Generation per tonne (R$/t)


-38%
-9%
1,807
1,235
1,119
3Q24
2Q25
3Q25

Page 15 of 43

3Q25 EARNINGS RELEASE

FINANCIAL PERFORMANCE

NET REVENUE

Suzano's **net revenue** in 3Q25 was R$12,153 million, 81% of which came from exports (vs. 80% in 2Q25 and 79% in 3Q24). Compared to 2Q25, the 9% decrease is primarily attributable to a lower average net pulp price in US$ (-6%), the depreciation of the average US$ against the R$ (-4%), and reduced pulp sales volumes (-3%). These impacts were partially offset by a higher volume of paper sold in the period (+6%).

The 1% decrease in consolidated net revenue in 3Q25 vs. 3Q24 is explained by a 22% decline in the average net pulp price in US$ and a 2% depreciation of the average US$ against the R$. These impacts were partially mitigated by a 20% increase in pulp sales volume and the positive impact from the new Suzano Packaging US operation.

Net Revenue[1] (R$ million)


-1%
-9%
12,274
13,296
12,153
9,716
11,022
9,860
2,558
2,274
2,293
3Q24
2Q25
3Q25
Brazilian Market
Export Market

Net Revenue Breakdown (3Q25)


Other Paper 6%
Paperboard 8%
Printing & Writing 11%
Pulp 75%

(1) Does not include Portocel service revenue.

CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES

Mill – Pulp capacity	2024				2025				2026			
	1Q24	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25	4Q25	1Q26	2Q26	3Q26	4Q26
Aracruz - Mill A (ES) – 590 kt						No downtime						
Aracruz - Mill B (ES) – 830 kt										No downtime		
Aracruz - Mill C (ES) – 920 kt		No downtime										
Imperatriz (MA)[1] – 1,650 kt						No downtime						
Jacareí (SP) – 1,100 kt						No downtime						
Limeira (SP)[1] – 690 kt										No downtime		
Mucuri - Mill 1 (BA)[1] – 610 kt		No downtime										
Mucuri - Mill 2 (BA) – 1,130 kt						No downtime						
Ribas do Rio Pardo (MS) - 2,550 kt		No downtime										
Suzano (SP)[1] – 620 kt										No downtime		
Três Lagoas - Mill 1 (MS) – 1,300 kt		No downtime										
Três Lagoas - Mill 2 (MS) – 1,950 kt		No downtime										
Veracel (BA)[2] – 560 kt						No downtime						

(1) Includes integrated capacities and fluff.
(2) Veracel is a joint operation between Suzano (50%) and Stora Enso (50%) with total annual capacity of 1,120 thousand tonnes.

Page 16 of 43

3Q25 EARNINGS RELEASE

suzano

COST OF GOODS SOLD (COGS)

COGS (R$ million)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	LTM 3Q25
COGS	8,454	8,608	-2%	6,848	23%	33,552
(-) Depreciation, depletion and amortization	(2,616)	(2,571)	2%	(2,034)	29%	(9,953)
Cash COGS	5,838	6,037	-3%	4,814	21%	23,599
Sales volume (000' t)	3,601	3,680	-2%	2,995	20%	14,036
Cash COGS/ton (R$/t)	**1,621**	**1,641**	**-1%**	**1,607**	**1%**	**1,681**

Cash COGS in 3Q25 totaled R$5,838 million or R$1,621/t. Compared to 2Q25, cash COGS decreased by 3%, primarily due to: (i) lower pulp production cash costs; (ii) a 4% depreciation of the average US$ against the R$, impacting items exposed to the foreign currency; (iii) reduced impact from scheduled maintenance downtimes; and (iv) lower pulp sales volume. On a per-tonne basis, cash COGS decreased 1% due to the same factors, excluding sales volumes.

Compared to 3Q24, **cash COGS** increased by 21% mainly driven by: (i) higher sales volumes of pulp and paper; and (ii) increased logistics costs (due to the impact from the 10% U.S. import tariffs and the ramp-up effect from Ribas do Rio Pardo). These effects were partially offset by: (i) lower pulp production cash costs; (ii) reduced impact from scheduled maintenance downtimes; and (iii) the effect of a 2% depreciation of the average US$ against the R$ on items exposed to the foreign currency. On a per-tonne basis, cash COGS increased 1% year on year due to higher logistics costs, as mentioned previously.

SELLING EXPENSES

Selling Expenses (R$ million)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	LTM 3Q25
Selling expenses	850	838	1%	728	17%	3,300
(-) Depreciation, depletion and amortization	(243)	(243)	0%	(239)	2%	(965)
Cash selling expenses	607	595	2%	489	24%	2,335
Sales volume (000' t)	3,601	3,680	-2%	2,995	20%	14,036
Cash selling expenses/ton (R$/t)	**168**	**162**	**4%**	**163**	**3%**	**166**

Cash selling expenses increased 2% compared to 2Q25, primarily due to the update of expected credit losses provision and higher fixed commercial costs of various types. This increase was partially offset by lower logistics expenses, resulting from changes in client and regional mix and a 4% depreciation of the average US$ against the R$. On a per-tonne basis, cash selling expenses rose by 4% reflecting the aforementioned factors.

Compared to 3Q24, cash selling expenses were 24%, higher, primarily as a result of: (i) the update of expected credit losses provision; ii) the additional impact from the new Suzano Packaging US operation; iii) higher sales volumes; and iv) increased labor costs and other fixed commercial expenses. These effects were partially offset by lower international logistics expenses (inland freight). Cash selling expenses per tonne increased 3%, due to the same factors mentioned above, excluding sales volumes.

Page 17 of 43

3Q25 EARNINGS RELEASE

suzano

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses (R$ million)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	LTM 3Q25
General and Administrative Expenses	665	647	3%	569	17%	2,976
(-) Depreciation, depletion and amortization	(33)	(32)	1%	(36)	-10%	(133)
Cash general and administrative expenses	632	615	3%	533	19%	2,843
Sales volume (000' t)	3,601	3,680	-2%	2,995	20%	14,036
Cash general and administrative expenses/t (R$/t)	**176**	**167**	**5%**	**178**	**-1%**	**203**

Compared to 2Q25, the 3% increase in **cash general and administrative expenses** is primarily explained by higher variable compensation and third-party service costs, particularly consulting and audit fees. These impacts were partially offset by lower labor expenses, reduced spending on institutional projects, and other services. On a per-tonne basis, these expenses decreased 5% due to the same factors.

Compared to 3Q24, cash general and administrative expenses rose by 19%, primarily due to higher personnel costs associated with variable compensation and labor, the latter partly attributable to the new Suzano Packaging US operations. This increase was partially offset by lower spending on institutional projects. On a per-tonne basis, the reduction was 1% due to the volume effect.

OTHER OPERATING INCOME (EXPENSES)

Other Operating Income (Expenses) (R$ million)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	LTM 3Q25
Other operating income (expenses)	(136)	(155)	-12%	(8)	—%	436
(-) Depreciation, depletion and amortization	3	7	—%	6	—%	15
Cash other operating income (expenses)	(138)	(162)	-15%	(14)	—%	420
Sales volume (000' t)	3,601	3,680	-2%	2,995	20%	14,036
Other operating income (expenses)/t (R$/t)	**(38)**	**(44)**	-13%	**(5)**	—%	**30**

Other operating income (expenses) recorded an expense of R$136 million in 3Q25, compared to R$155 million in 2Q25 and R$8 million in 3Q24. The positive variation compared to 2Q25 is mainly explained by the absence of adjustment to the fair value of biological assets (which occurs in the second and fourth quarters of each year), partially offset by higher expenses related to asset write-offs. Compared to 3Q24, the negative variation was mainly explained by the higher expenses related to asset write-offs.

In relation to the equity method item, the Company concluded in the previous quarter the strategic review of investments related to Spinnova Plc and Woodspin Oy (according to note 14 of the Financial Statements). As a result, accounting effects were recognized that also impacted this item in 3Q25, which characterizes the main negative effect of R$79 million observed in the quarter.

Page 18 of 43

3Q25 EARNINGS RELEASE

ADJUSTED EBITDA

Consolidated	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	LTM 3Q25
Adjusted EBITDA (R$ million)[1]	5,200	6,087	-15%	6,523	-20%	22,634
Adjusted EBITDA Margin	43%	46%	-3 p.p	53%	-10 p.p	44%
Sales Volume (k t)	3,601	3,680	-2%	2,995	20%	14,036
Adjusted EBITDA[1]/ton (R$/t)	**1,444**	**1,654**	**-13%**	**2,178**	**-34%**	**1,613**

(1) Excludes non-recurring items.

The -15% decrease in **Adjusted EBITDA** in 3Q25 compared to 2Q25 is primarily attributable to: i) a lower average pulp net price in US$ (-6%); ii) the 4% depreciation of the average US$ against the R$; and iii) a lower pulp sales volume during the period (-3%). These impacts were partially offset by a reduction in cash COGS (see the "Cost of Goods Sold" section for further details). Adjusted EBITDA per tonne decreased 13% due to the same factors, excluding sales volume.

Compared to 3Q24, **Adjusted EBITDA** declined by 20% driven by: (i) a lower average net pulp price in US$ (-22%); (ii) higher SG&A expenses (see the "Selling Expenses" and "General and Administrative Expenses" sections for further details); and (iii) a 2% depreciation of the average US$ against the R$. These impacts were partially offset by a 20% increase in pulp sales volume and lower cash COGS (see the "Cost of Goods Sold" section for further details). Adjusted EBITDA per tonne decreased 34% due to the lower average net pulp price in US$ and to the depreciation of the average US$ vs. the average R$. These effects were partially offset mainly by the lower cash COGS per ton.

FINANCIAL RESULT

Financial Result (R$ million)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	LTM 3Q25
Financial Expenses	**(1,823)**	**(1,606)**	**14%**	**(1,567)**	**16%**	**(6,762)**
Interest on loans and financing (local currency)	(638)	(486)	31%	(376)	70%	(1,938)
Interest on loans and financing (foreign currency)	(903)	(957)	-6%	(1,021)	-12%	(3,932)
Capitalized interest[1]	79	73	9%	81	-2%	282
Other financial expenses	(362)	(237)	53%	(251)	44%	(1,173)
Financial Income	**462**	**383**	**21%**	**421**	**10%**	**1,720**
Interest on financial investments	442	354	25%	393	12%	1,530
Other financial income	21	29	-29%	28	-27%	190
Monetary and Exchange Variations	**1,334**	**2,989**	**-55%**	**1,231**	**8%**	**597**
Foreign exchange variations (Debt)	1,767	3,444	**-49%**	1,370	29%	1,215
Other foreign exchange variations	(433)	(455)	-4%	(139)	—%	(617)
Derivative income (loss), net[2]	**1,079**	**2,659**	**-59%**	**782**	**38%**	**2,061**
Operating Cash flow hedge	817	1,863	-56%	621	32%	1,836
Cash flow - Cerrado project hedge	—	—	-100%	13	-100%	—
Debt hedge	244	725	-66%	199	23%	188
Others[3]	19	72	-74%	(50)	—%	37
Net Financial Result	**1,052**	**4,425**	**-76%**	**868**	**21%**	**(2,383)**

(1) Capitalized interest due to construction in progress.
(2) Mark-to-market variation (3Q25: R$493 million | 2Q25: -R$494 million), plus adjustments paid and received (3Q25: R$92 million).
(3) Includes commodity hedging and embedded derivatives..

Page 19 of 43

Financial expenses increased by 14% compared to 2Q25, primarily reflecting higher local currency interest rates in turn driven by an increased debt balance in local currency (3Q25: R$23.9 billion | 2Q25: R$21.8 billion) and higher average CDI rate for the period (3Q25: 14.90% p.a. | 2Q25: 14.48% p.a.). Additionally, other financial expenses were affected by premiums paid in the bonds repurchase transactions (Bonds 2026 e 2027) in the foreign market and debentures (8th issuance) in the local market as a result of the liability management exercises carried out during the quarter. Compared to 3Q24, financial expenses increased by 16%, as a result of the higher CDI rate (3Q25: 14.90% p.a. | 3Q24: 10.43% p.a.), the higher outstanding balance of local currency debt (3Q25: R$23.9 billion | 3Q24: R$18.0 billion) and repurchase premiums associated with liability management executed in 3Q25. Financial income increased by 21% compared to 2Q25, reflecting the increase in the average CDI rate in the period and a higher average offshore cash balance of the Company. Compared to 3Q24, the 10% growth is also attributable to the higher average offshore cash balance, partially offset by a lower SOFR rate (3Q25: 4.33% p.a | 3Q24: 5.28% p.a.). Inflation adjustment and exchange variation had a positive impact of R$1,334 million on the Company’s financial result due to the 3% depreciation of the US$ against the R$ in 3Q25 vs. 2Q25, which affected foreign currency debt (US$12,981 million at the end of 3Q25). This effect was partially offset by the negative result of exchange variation on other balance sheet items in foreign currency. Note that the accounting impact of exchange variation on foreign currency debt has a cash impact only on the respective maturities. Derivative operations resulted in an income of R$1,079 million in 3Q25, mainly due to the positive impact from the US$ depreciation (-3%). The mark-to-market adjustment of derivative instruments on September 30, 2025 generated an income of R$493 million, compared to a loss of R$494 million on June 30, 2025, a positive variation of R$987 million. Note that the impact of US$ depreciation on the derivatives portfolio generates a cash impact only upon the respective maturities. The net effect on cash, which refers to the maturity of derivative operations in the third quarter, was a positive R$92 million (R$80 million gain on debt hedge, R$11 million gain on cash flow hedge and R$1 million gain from commodities). As a result of the above factors, net financial result in 3Q25, considering all financial expense and income lines, was an income of R$1,052 million, compared to an income of R$4,425 million in 2Q25 and an income of R$867 million in 3Q24. 3Q25 EARNINGS RELEASE Page 20 of 43

3Q25 EARNINGS RELEASE

suzano

DERIVATIVE OPERATIONS

Suzano carries out derivative operations exclusively for hedging purposes. The following table reflects the position of derivative hedging instruments on September 30, 2025:

Hedge[1]	Notional (US$ million)		Fair Value (R$ million)	
	Sep/25	**Jun/25**	**Sep/25**	**Jun/25**
Debt	6,806	5,425	(710)	(873)
Cash Flow – Operating (ZCC + NDF)	6,053	6,934	1,104	298
Others[2]	411	460	99	81
Total	**13,271**	**12,820**	**493**	**(494)**

(1) See note 4 of the 3Q25 Quarterly Financial Statements (ITR) for further details and the fair value sensitivity analysis.
(2) Includes commodity hedging and embedded derivatives.

The Company's foreign exchange exposure policy seeks to minimize the volatility of its cash generation and ensure greater flexibility in cash flow management. Currently, the policy stipulates that surplus US$ may be partially hedged (at least 40% and up to 75% of exchange variation exposure over the next 24 months) using plain vanilla instruments such as Zero Cost Collars (ZCC) and Non-Deliverable Forwards (NDF). Based on the policy, in April 2025, seeking to increase currency hedge in a scenario of a devalued R$ and high interest rates, the Board of Directors authorized a new extraordinary cash flow hedge program totaling US$600 million for a period of 25-30 months. The extraordinary hedge volume was partially executed up to the third quarter and is reflected in the table below. At the end of 3Q25, 64% of the exchange variation exposure from the cash flow hedge portfolio was covered.

ZCC transactions establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of significant appreciation of the R$. As such, if the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. This characteristic allows for capturing greater benefits from export revenue in a potential scenario of R$ depreciation vs. US$ within the range contracted. In cases of extreme R$ appreciation, the Company is protected by the minimum limits, which are considered appropriate for the operation. However, this protection instrument also limits, temporarily and partially, potential gains in scenarios of extreme R$ depreciation when exchange rates exceed the maximum limits contracted.

On September 30, 2025, the outstanding notional value of operations involving forward US$ sales through ZCCs related to Cash Flows was US$5,963 million, with an average forward rate ranging from R$5.64 to R$6.54 and maturities distributed between October 2025 and October 2027. On the same date, the outstanding notional value of operations involving forward US$ sales through NDFs was US$90 million, whose maturities are distributed between February 2026 and June 2026 and with an average rate of R$5.92. Cash flow hedge operations in 3Q25 resulted in an income of R$817 million. The mark-to-market adjustment ("MtM" or "fair value") of these operations was an income of R$1,104 million.

The following table presents a sensitivity analysis of the cash impact that the Company could have on its cash flow hedge portfolios (ZCC and NDF) if the exchange rate remains the same as at the end of 3Q25 (R$/US$ = 5.32) in the coming quarters, as well as the projected cash impact for R$0.10 variations below / above the strike of put/call options, respectively, defined in each quarter. Note that the figures presented in the table are the Company's projections based on the end-of-period curves and could vary depending on market conditions.

Page 21 of 43

3Q25 EARNINGS RELEASE

Maturity (up to)	Strike Range	Notional (US$ million)	Cash Adjustment (R$ million) Actual	Exchange Rate 3Q25 (R$5.32)	Sensitivity at R$0.10 / US$ variation (+/-)
			Zero Cost Collars		
3Q25			7		
4Q25	5.08 - 5.90	1,251		10	125
1Q26	5.14 - 5.91	1,127		22	113
2Q26	5.36 - 6.17	1,257		115	126
3Q26	6.18 - 7.08	45		39	5
4Q26	6.33 - 7.41	660		668	66
1Q27	6.34 - 7.47	608		620	61
2Q27	6.42 - 7.44	680		749	68
3Q27	6.21 - 7.15	325		289	33
4Q27	7.05 - 8.28	10		17	1
Total	**5.64 - 6.54**	**5,963**	**7**	**2,530**	**596**
			NDF		
3Q25			4		
1Q26	5.85	27		14	3
2Q26	5.95	63		40	6
Total	**5.92**	**90**	**4**	**54**	**9**

To mitigate the effects of exchange and interest rate variations on its debt and its cash flows, the Company also uses currency and interest rate swaps. Swap contracts are entered into considering different interest rates and inflation indices in order to mitigate the mismatch between financial assets and liabilities.

On September 30, 2025, the Company had an outstanding notional amount of US$6,806 million in swap contracts as shown in the table below. In 3Q25, the result of debt hedge transactions was an income of R$244 million, mainly due to US$ depreciation in the period (-3%). The mark-to-market adjustment (fair value) of these operations was a loss of R$710 million.

Debt Hedge	Maturity (up to)	Currency	Notional (US$ million) Sep/25	Jun/25	Fair Value (R$ million) Sep/25	Jun/25
Swap (CDI x US$)	2034	US$	1,607	1,085	(25)	(351)
Swap (CNH x US$)	2027	US$	166	166	(3)	–
Swap (SOFR x US$)	2031	US$	2,015	1,576	132	112
Swap (CDI x SOFR)	2034	US$	660	635	(53)	(164)
Swap (Pré x CDI)	2031	R$	451[1]	495[1]	27	47
Swap (IPCA x CDI)	2044	R$	1,906[1]	1,468[1]	(788)	(517)
Total			**6,806**	**5,425**	**(710)**	**(873)**

(1) Translated at the quarterly closing exchange rate (R$5.32).

The following table presents a sensitivity analysis[1] of the cash impact that the Company could have on its debt hedge portfolio (swaps) if the exchange rate remains the same as at the end of 3Q25 (R$/US$ = 5.32) in the coming quarters, as well as the projected variation in cash impact for each R$0.10 variation on the same reference exchange rate (3Q25). Note that the figures presented in the table are the Company's projections based on the end-of-period curves and could vary depending on market conditions.

Page 22 of 43

3Q25 EARNINGS RELEASE

suzano

		Cash Adjustment (R$ million)		
Maturity (up to)	Notional (US$ million)	Actual	R$ / US$ = 5.32 (3Q25)	Sensitivity at R$ 0.10 / US$ variation (+/-)[1]
3Q25		80		
4Q25	169		156	2
2026	342		(87)	10
2027	532		3	11
2028	247		59	25
>=2029	5,515		6,198	235
Total	**6,806**	**80**	**6,328**	**284**

(1) Sensitivity analysis considers variation only in the exchange rate (R$/US$), while other variables are presumed constant.

Other transactions involving the Company's derivatives are related to the embedded derivative resulting from forestry partnerships and commodity hedges, as shown in the table.

			Notional (US$ million)		Fair Value (R$ million)		Cash Adjustment (R$ million)	
Other hedges	Maturity (up to)	Index	Sep/25	Jun/25	Sep/25	Jun/25	Sep/25	Jun/25
Embedded derivative	2039	Fixed | USD US-CPI	153	138	99	95	—	—
NDF CNY	2025	CNY | US$	2	2	—	—	—	—
Commodities	2027	Brent/VLSFO/ Others	258	321	—	(13)	1	(3)
Total			**413**	**460**	**99**	**81**	**1**	**(3)**

A portion of the forestry partnership agreements and standing timber supply agreements is denominated in US$ per cubic meter of standing timber, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environment where the forests are located and, hence, constitutes an embedded derivative. This instrument, presented in the table above, consists of a sale swap contract of the variations in the US-CPI during the period of the contracts. Refer to note 4 of the 3Q25 Financial Statements for further details and for a sensitivity analysis of the fair value in case of a sharp rise in the US-CPI and US$. On September 30, 2025, the outstanding notional value of the operation was US$153 million. The result from this swap in 3Q25 was a gain of R$5 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$99 million at the end of the quarter.

The Company is also exposed to the price of some commodities and, therefore, constantly assesses the contracting of derivative financial instruments to mitigate such risks. On September 30, 2025, the outstanding notional value of these operations was US$258 million. The result of these hedges in 3Q25 was a gain of R$14 million. The mark-to-market (fair value) of these operations was a negative R$0.35 million at the end of the quarter.

Page 23 of 43

3Q25 EARNINGS RELEASE


Results - Hedge Operations (R$ million)
14
5
244
817
Total 1,079
Derivatives Notional (US$ million)
259
153
6,053
6,806
Total 13,271
Derivatives Fair Value (R$ million)
99
(710)
1,104
Total 493
Debt Hedge
Cash flow Hedge
Commodity Hedge + NDF CNY
Embedded Derivatives

NET INCOME (LOSS)

In 3Q25, the Company posted net income of R$1,961 million, as against net income of R$5,012 million in 2Q25 and of R$3,237 million in 3Q24. The 61% decrease in 3Q25 vs. 2Q25 was primarily attributable to a lower financial result, driven by a smaller depreciation of the closing US$ against the R$ (3% in 3Q25 vs. 5% in 2Q25), as well as a decline in net revenue. These impacts were partially offset mainly by: (i) lower income tax and social contribution expenses (primarily related to lower foreign exchange gains on debt and derivative mark-to-market gains); (ii) reduced COGS; and (iii) lower SG&A expenses.

The 39% decrease compared to 3Q24 is attributable to higher COGS and SG&A, as well as a decline in net revenue. The aforementioned factors were partially offset by a positive variation in income tax and social contribution (mainly due to the decline in current income tax, in turn explained by the lower operating result), in addition to improved financial result, driven by a greater depreciation of the closing US$ against the R$ (3% in 3Q25 vs. 2% in 3Q24).

DEBT

Debt (R$ million)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y
Local Currency	**23,920**	**21,783**	**10%**	**17,983**	**33%**
Short Term	1,022	787	30%	858	19%
Long Term	22,898	20,996	9%	17,126	34%
Foreign Currency	**69,042**	**69,844**	**-1%**	**69,787**	**-1%**
Short Term	2,768	2,094	32%	6,864	-60%
Long Term	66,274	67,750	-2%	62,923	5%
Gross Debt	**92,962**	**91,627**	**1%**	**87,770**	**6%**
(-) Cash	23,891	20,788	15%	17,596	36%
Net debt	**69,072**	**70,840**	**-2%**	**70,175**	**-2%**
Net debt/Adjusted EBITDA[1] (x) - R$	3.1 x	3.0 x	0.1 x	3.2 x	-0.1 x
Net debt/Adjusted EBITDA[1] (x) – US$	3.3 x	3.1 x	0.2 x	3.1 x	0.2 x

(1) Excludes non-recurring items.

Page 24 of 43

On September 30, 2025, gross debt totaled R$93.0 billion and was composed of 96% long-term maturities and 4% short-term maturities. Foreign currency debt corresponded to 74% of the Company's total debt at the end of the quarter. The percentage of gross debt in foreign currency, considering the effect of debt hedge, was 87%. Compared to 2Q25, gross debt increased 1%, mainly due to liability management transactions that offset the new debt raised during the period. Suzano ended 3Q25 with 40% of its total debt linked to ESG instruments. Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is mostly denominated in foreign currency (US$) due to its predominant status as an exporter. This structural exposure allows the Company to match loans and financing payments in US$ with receivable flows from sales. Changes in Gross Debt (R$ million) (1) Corresponding mainly to transaction costs (issue, funding, goodwill, discount and loss on business combinations, etc.). On September 30, 2025, the total average cost of debt in US$ was 5.0% p.a. (considering the debt in R$ adjusted by the market swap curve). As of June 30, 2025 this cost was also 5.0% p.a. The average term of consolidated debt at the end of the quarter was 80 months, compared to 74 months at the end of 2Q25. Exposure by Instrument Bond 47% Export Financing 20% Others 1% IFC 5% NCR 6% BNDES 7% ECA 2% Debenture 10% CPR 2% Exposure by Index¹ Fixed (US$) 76% CDI/SELIC 13% SOFR 11% Exposure by Currency² US$ 87% R$ 13% (1) Considers the portion of debt with swap for fixed rate in foreign currency. The exposure of the original debt was: Fixed (US$) – 47%, SOFR – 27%, CDI – 10%, Other (Fixed R$, IPCA, Long-term interest rate) – 16%. (2) Considers the portion of debt with currency swaps. The original debt was 74% in US$ and 26% in R$. Cash and cash equivalents and financial investments on September 30, 2025 amounted to R$23.9 billion, 65% of which in foreign currency, allocated to interest-bearing account or in short-term fixed- income investments abroad. The remaining 35% was invested in local currency fixed-income bonds (mainly CDBs, but also in government bonds and others), remunerated at the CDI rate. 3Q25 EARNINGS RELEASE Page 25 of 43

3Q25 EARNINGS RELEASE

On September 30, 2025, the Company also had a stand-by credit facility totaling R$6.8 billion (US$1.275 billion) available through February 2027. This facility strengthens the Company's liquidity position and can be withdrawn during times of uncertainty. As a result, the cash and equivalents of R$23.9 billion plus the stand-by credit facilities amounted to a readily available cash position of R$30.7 billion on September 30, 2025. Moreover, the Company has a financing agreement with Finnvera (US$736 million) related to the Ribas do Rio Pardo unit, as per the Notice to the Market of November 1, 2022, which has not yet been withdrawn, further strengthening its liquidity position.


Debt (in R$ and US$ million)
70,175
12,881
79,053
12,766
74,209
12,923
70,840
12,981
69,072
12,987
3Q24
4Q24
1Q25
2Q25
3Q25
R$
US$


Net Debt / Adjusted EBITDA
in R$ and US$ (x)
3.2
3.3
3.1
3.1
3.3
3.1
2.9
3.0
3.0
3.1
3Q24
4Q24
1Q25
2Q25
3Q25
R$
US$

On September 30, 2025, **net debt** stood at R$69.1 billion (US$13.0 billion), compared to R$70.8 billion (US$13.0 billion) on June 30, 2025. For more details, refer to the "Changes in Net Debt" section.

Financial leverage, measured as the ratio of **net debt to Adjusted EBITDA** in R$, stood at 3.1 times on September 30, 2025 (3.0 times on June 30, 2025). The same ratio in US$ (the measure established in Suzano's financial policy) rose to 3.3 times on September 30, 2025 (3.1 times on June 30, 2025).


Amortization Schedule (R$ million)
30,672
6,781
23,891
1,067
3,797
4,862
7,657
15,571
60,009
Liquidity
3M25
2026
2027
2028
2029
2030 onwards
Cash on hand
Stand-by Facilities
Debt

Page 26 of 43

3Q25 EARNINGS RELEASE

The breakdown of total gross debt between trade and non-trade finance on September 30, 2025 is shown below:

	2025	2026	2027	2028	2029	2030 onwards	Total
Trade Finance[1]	36%	36%	69%	44%	24%	10%	36%
Non-Trade Finance[2]	64%	64%	31%	56%	76%	90%	64%

(1) ECC, ECN, EPP
(2) Bonds, BNDES, CPR, Debentures, RCN, among others.

CAPITAL EXPENDITURE

In 3Q25, capital expenditure (cash basis) totaled R$3,659 million. The 15% increase compared to 2Q25 was driven by the disbursement of the first installment, amounting to R$878 million, as disclosed in a Material Fact notice on August 6, 2025, related to the agreement with Eldorado Brasil Celulose S.A. for the exchange of biological assets corresponding to 18 million cubic meters of standing timber, located in the state of Mato Grosso do Sul. This increase was partially offset by: (i) lower disbursements in maintenance, particularly industrial maintenance, due to a lower concentration of projects executed during the period; (ii) reduced disbursements related to the Cerrado Project, in line with its disbursement schedule; and (iii) reduced investments in expansion and modernization, mainly associated with the disbursement curve of the Company's strategic projects, such as the new tissue plant, the competitiveness project at the Limeira mill, and the Fluff capacity expansion.

Compared to 3Q24, the 36% reduction is mainly attributable to: i) lower investments in Land and Forests, given the high investment of R$2,123 million in the previous year (as disclosed in a Material Fact notice on July 31, 2024); ii) reduced disbursements related to the Cerrado Project, in line with its disbursement schedules; and (iii) lower forest maintenance costs due to reduced forest purchases. These factors were partially offset by higher investments recorded under expansion and modernization, particularly those related to the projects announced in Espírito Santo (new tissue plant in Aracruz), the competitiveness project at the Limeira mill and expansion of Fluff's capacity.

Investments (R$ million)[1]	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	LTM 3Q25	*Guidance 2025*
Maintenance	**1,785**	**1,938**	**-8%**	**2,128**	**-16%**	**7,602**	**7,813**
Industrial maintenance	434	542	-20%	331	31%	1,967	1,737
Forestry maintenance	1,287	1,377	-7%	1,743	-26%	5,458	5,790
Others	64	20	0%	54	18%	177	286
Expansion and modernization	**366**	**454**	**-19%**	**237**	**54%**	**1,681**	**1,572**
Land and forestry	**1,392**	**569**	**0%**	**2,473**	**-44%**	**3,106**	**3,018**
Others	**—**	**—**	**—**	**1**	**—**	**1**	**6**
Cerrado Project	**116**	**219**	**-47%**	**893**	**-87%**	**1,284**	**850**
Total	**3,659**	**3,180**	**15%**	**5,733**	**-36%**	**13,674**	**13,259**

(1) The amounts shown in the table do not reflect the impact of monetizing ICMS credits in the state of Espírito Santo. They do not consider the acquisition of non-controlling interest in Lenzing and the investments related to the acquisition of Pactiv's assets (Suzano Packaging US).

Page 27 of 43

3Q25 EARNINGS RELEASE

OPERATING CASH FLOW

Operating Cash Flow (R$ million)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	LTM 3Q25
Adjusted EBITDA[1]	5,200	6,087	-15%	6,523	-20%	22,634
Maintenance Capex[2]	(1,785)	(1,938)	-8%	(2,128)	-16%	(7,602)
Operating Cash Flow	**3,416**	**4,149**	**-18%**	**4,394**	**-22%**	**15,032**
Operating Cash Flow (R$/t)	**948**	**1,128**	**-16%**	**1,467**	**-35%**	**1,071**

(1) Excludes non-recurring items.
(2) Cash basis.

Operating cash flow, measured by adjusted EBITDA less sustaining capex (cash basis), amounted to R$3,416 million in 3Q25. The reduction in operating cash flow per tonne of 16% vs. 2Q25 and of 35% vs. 3Q24 was due to a decrease in adjusted EBITDA per tonne, partially offset by lower sustaining capex per tonne.

Operating Cash Generation per tonne (R$/t)


-35%
-16%
1,467
1,128
948
3Q24
2Q25
3Q25

Page 28 of 43

3Q25 EARNINGS RELEASE

FREE CASH FLOW

Free Cash Flow (R$ million)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	LTM 3Q25
Adjusted EBITDA	5,200	6,087	-15%	6,523	-20%	22,634
(-) Total Capex[1]	(3,492)	(3,203)	9%	(7,692)	-55%	(14,084)
(-) Leases contracts – IFRS 16	(346)	(342)	1%	(313)	11%	(1,439)
(+/-) Δ Working capital[2]	463	(864)	—%	568	—%	1,550
(-) Net interest[3]	(1,569)	(652)	141%	(1,170)	34%	(4,485)
(-) Income taxes	(47)	(24)	96%	(91)	—%	(332)
(-) Dividend and interest on own capital payment/Share Buyback Program	—	(169)	-100%	(2,497)	—%	(2,706)
(+/-) Derivative cash adjustment	92	155	-41%	331	—%	173
Free cash flow	**300**	**989**	**-70%**	**(4,341)**	**-107%**	**1,311**
(+) Total Capex ex-maintenance	1,804	1,464	23%	5,677	-68%	7,117
(+) Dividend and interest on own capital payment/Share Buyback Program	—	169	-100%	2,497	—%	2,706
Free cash flow – Adjusted[4]	**2,104**	**2,622**	**-20%**	**3,833**	**-45%**	**11,134**
Free Cash Flow Yield ("FCF Yield") - LTM[5]	**18.1%**	**20.3%**	**-2,2 p.p.**	**16.9%**	**1,2 p.p.**	**18.1%**

(1) On an accrual basis, except for the investment related to the Cerrado Project starting from 2Q23. It also considers acquiring land and forest assets, taking an ownership interest in Lenzing (3Q24), and acquiring Pactiv Evergreen's assets (Suzano Packaging US - in 4Q24). Including expenses with land lease, which are neutralized in the Working Capital line, considering that the item "Lease contracts – IFRS 16" includes the total leases (land, machinery and equipment, real estate, ships and vessels, and vehicles).
(2) Considers costs of capitalized loans paid (3Q25: R$79 million | 2Q25: R$73 million | 3Q24: R$81 million), with no impact on free cash flow, which is included in the Total Capex item with the opposite sign.
(3) Considers interest paid on debt and interest received on financial investments, and interest paid as a premium for early debt settlement.
(4) Free cash flow prior to dividend payment, interest on capital, share buyback program and capex ex-maintenance (accrual basis).
(5) Adjusted LTM free cash flow per share (excluding treasury shares) divided by the closing share price for the quarter (3Q25: R$49.90/share | 2Q25: R$51.21/share | 3Q24: R$54.44/share).

Adjusted Free Cash Flow was R$2,104 million in 3Q25 vs. R$2,622 million in 2Q25 and R$3,833 million in 3Q24. Compared to 2Q25, Adjusted Free Cash Flow declined by 20%, primarily due to: (i) a higher concentration of interest payments in the period, reflecting the bond payment schedule and the premium paid for early debt settlement as part of liability management efforts; and (ii) lower Adjusted EBITDA. These impacts were partially offset, primarily by the release of working capital (price effect, receivables anticipation programs, and volume), in contrast to the consumption observed in 2Q25.

Compared to 3Q24, Adjusted Free Cash Flow decreased 45% primarily due to: (i) lower Adjusted EBITDA; (ii) higher interest payments due to the increase in the share of debt in local currency combined with the rise in the average CDI; and (iii) lower positive cash adjustment of derivatives compared to the same period last year. These effects were offset by lower sustaining capex on an accrual basis.

Page 29 of 43

3Q25 EARNINGS RELEASE

ROIC ("RETURN ON INVESTED CAPITAL")

ROIC (%) - LTM (R$ million)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y
(+) Adjusted EBITDA	22,634	23,957	-6%	21,873	3%
(-) Total Capex	(14,084)	(18,284)	-23%	(20,656)	-32%
(-) Lease contracts – IFRS 16	(1,439)	(1,406)	2%	(1,295)	11%
(+/-) Δ Working Capital	1,550	1,656	-6%	2,167	-28%
(-) Income Tax and CSLL (cash)	(332)	(376)	-12%	(317)	5%
(+) Capex ex-maintenance	7,117	10,990	-35%	11,308	-37%
(+/-) Cash hedge from the cash flow adjustment	(135)	(70)	93%	1,238	-111%
Adjusted Cash Flow	**15,311**	**16,467**	**-7%**	**14,319**	**7%**
(+) Total Assets (-) Liabilities (excluding debt)	134,137	131,925	2%	126,067	6%
(+) MtM debt hedge[1]	720	828	-13%	875	-18%
(-) Work in Progress	(3,887)	(3,996)	-3%	(15,472)	-75%
Invested Capital	**130,970**	**128,757**	**2%**	**111,470**	**17%**
(+/-) Accounting Adjustments - CPC 06, 27, and 29[2]	(3,221)	(3,310)	-3%	(3,452)	-7%
Adjusted Invested Capital	**127,750**	**125,447**	**2%**	**108,018**	**18%**
ROIC - LTM[3]	**12.0%**	**13.1%**	**-1.1 p.p.**	**13.3%**	**-1.3 p.p.**

(1) Refers to the LTM average MtM of the foreign exchange swaps (Swap (CDI x US$), Swap (CDI x SOFR) and Swap (CNH x US$)).
(2) Accounting Adjustments: 1) CPC 06 – Right-of-Use/Lease Liabilities: Effect corresponding to the depreciation of the Right-of-Use asset (+) Amortization of the Present Value Adjustment and its related Deferred Income Tax. 2) CPC 27 – Property, Plant and Equipment (Deemed Cost): Exclusion of the accounting effect (and related Deferred Income Tax) arising from the market value adjustment of the Company's assets upon adoption of Law 11,638. 3) CPC 29 – Biological Assets: Exclusion of the effect from the appreciation of Biological Assets and the related Deferred Income Tax.
(3) For profit and loss accounts (numerator), the total for the last four quarters (last 12 months) is considered. For balance sheet accounts (denominator), the average of the most recent four quarters (last 12 months) is considered.

CHANGES IN NET DEBT

Following were the changes in net debt in 3Q25:


70,840
(5,200)
3,492
(463)
1,099
47
(1,414)
0
670
69,072
Net debt Jun 2025
Adjusted EBITDA
Total Capex¹
Working Capital
Accrued Net Interest
Taxes
FX ²
Dividends /Share Buyback
Others³
Net debt Sep 2025

(1) Accrual basis, except for the capex related to Cerrado Project (cash basis), as per the Cash Flow Statement.
(2) Net of exchange variations on cash and financial investments.
(3) Considers cash amounts related to derivative adjustments, lease agreements and other items.

ESG

In July, Suzano launched the Compartilhar Clima program, an initiative designed to support key suppliers in advancing their climate-related practices by fostering engagement and enabling partnerships, helping them define science-based targets. This action directly contributes to Suzano's supply chain engagement goal of the Science Based Targets initiative (SBTi), which aims for 80% of key suppliers and clients defined based on revenue and expense volumes to have science-based targets established by 2028.

Page 30 of 43

TOTAL OPERATIONAL EXPENDITURE - PULP As disclosed in the Material Fact notice of December 12th, 2024, the total operational expenditure forecast for 2027 is approximately R$1,900 per tonne. The indicator has been evolving according to plan, considering the exchange rate and monetary assumptions used. Said estimate refers to the currency in real terms of 2025. The Company also reports that the total operational expenditure for 2024 was R$2,183/t, consisting of cash cost of production (including downtimes) of R$875/t, sustaining capex of R$618/t and freight plus SG&A of R$690/t. CAPITAL MARKETS On September 30, 2025, Suzano’s stock was quoted at R$49.90/share (SUZB3) and US$9.40/share (SUZ). The Company’s stock is listed on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) - Level II. Stock Performance SUZB3 IBOV SUZ US INDU oct-24 nov-24 dec-24 jan-25 feb-25 apr-25 may-25 jun-25 jul-25 aug-25 sep-25 60 80 100 120 140 Source: Bloomberg. Liquidity - SUZB3 355 416 313 333 228 23,037 24,985 22,993 21,323 14,274 Avg. Number of Trades (Daily) Avg. Daily Volume (R$ million) 3Q24 4Q24 1Q25 2Q25 3Q25 Source: Bloomberg. 3Q25 EARNINGS RELEASE Page 31 of 43 SUZB3 -9% IBOV 10% INDU 10% SUZ US -7%

3Q25 EARNINGS RELEASE

As part of the 5th share buyback program announced and currently open ("August/2024 Program"), until the end of September 2025, the Company had traded 14,820,500 shares at an average cost of acquisition of R$54.46 each, representing R$805 million in market value, according to the monthly reports released by the Company under CVM Instruction 44.

On September 30, 2025, the Company's capital stock consisted of 1,264,117,615 common shares, of which 28,208,827 common shares were held in treasury. Suzano's market capitalization on the same date (ex-treasury shares) stood at R$61.7 billion. Free float in 3Q25 corresponded to 49% of the total capital.

Free Float distribution on 9/30/2025 (B3 + NYSE)


28%
72%
Foreign
Local


8%
92%
Individual Investors
Institutional Investors

Ownership structure on 9/30/2025


2%
49%
49%
Other Shareholders
Treasury
Controlling Shareholders

FIXED INCOME

	Unit	Sep/25	Jun/25	Sep/24	Δ Q-o-Q	Δ Y-o-Y
Suzano 2028 – Price	US$/k	94.58	93.02	91.34	2%	4%
Suzano 2028 – Yield	%	4.48	4.88	4.94	-8%	-9%
Suzano 2029 – Price	US$/k	103.67	102.94	103.31	1%	0%
Suzano 2029 – Yield	%	4.78	5.08	5.13	-6%	-7%
Suzano 2030 – Price	US$/k	100.87	99.83	99.69	1%	1%
Suzano 2030 – Yield	%	4.77	5.04	5.07	-5%	-6%
Suzano 2031 – Price	US$/k	94.68	93.49	92.15	1%	3%
Suzano 2031 – Yield	%	4.90	5.11	5.23	-4%	-6%
Suzano 2032 – Price	US$/k	89.65	88.23	87.03	2%	3%
Suzano 2032 - Yield	%	5.07	5.28	5.29	-4%	-4%
Suzano 2036 - Preço	US$/k	100.06	—	—	0%	0%
Suzano 2036 - Yield	%	5.49	—	—	0%	0%
Suzano 2047 – Price	US$/k	111.67	106.55	110.25	5%	1%
Suzano 2047 – Yield	%	6.02	6.44	6.15	-6%	-2%
Treasury 10 years	%	4.15	4.23	3.78	-2%	10%

Note: Senior Notes issued with face value of 100 US$/k.

RATING

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Positive
Standard & Poor's	br.AAA	BBB-	Positive
Moody's	Aaa	Baa3	Positive

Page 32 of 43

UPCOMING EVENTS Earnings Conference Call (3Q25) Date: November 7, 2025 (Friday) Portuguese (simultaneous translation) English 10h00 (Brasília) 10:00 a.m. (Brasília) 08h00 (New York) 08:00 a.m. (New York) 13h00 (London) 01:00 p.m. (London) The conference call will be held in English and feature a presentation, with simultaneous webcast. The access links will be available on the Company’s Investor Relations website (https://ir.suzano.com.br). If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano. IR CONTACTS Marcos Assumpção Camila Nogueira Roberto Costa Mariana Spinola André Azambuja Victor Valladares Gabriela Bonassi Tel.: +55 (11) 3503-9330 ri@suzano.com.br www.suzano.com.br/ri 3Q25 EARNINGS RELEASE Page 33 of 43

3Q25 EARNINGS RELEASE

suzano

APPENDICES

APPENDIX 1 – Operating Data

Revenue Breakdown (R$ '000)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	9M25	9M24	Δ Y-o-Y
Exports	**9,860,185**	**11,021,851**	**-11%**	**9,715,968**	**1%**	**30,286,345**	**26,306,788**	**15%**
Pulp	8,618,256	9,810,475	-12%	9,143,023	-6%	26,582,858	24,687,930	8%
Paper	1,241,929	1,211,376	3%	572,945	117%	3,703,487	1,618,858	129%
Domestic Market	**2,292,960**	**2,274,044**	**1%**	**2,557,578**	**-10%**	**6,715,616**	**6,919,496**	**-3%**
Pulp	431,737	477,487	-10%	659,962	-35%	1,366,640	1,709,910	-20%
Paper	1,861,223	1,796,557	4%	1,897,616	-2%	5,348,976	5,209,586	3%
Total Net Revenue	**12,153,145**	**13,295,895**	**-9%**	**12,273,546**	**-1%**	**37,001,961**	**33,226,284**	**11%**
Pulp	9,049,993	10,287,962	-12%	9,802,985	-8%	27,949,498	26,397,840	6%
Paper	3,103,152	3,007,933	3%	2,470,561	26%	9,052,463	6,828,444	33%

Sales volume ('000)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	9M25	9M24	Δ Y-o-Y
Exports	**3,204,767**	**3,295,197**	**-3%**	**2,556,854**	**25%**	**9,175,141**	**7,348,816**	**25%**
Pulp	3,017,102	3,118,674	-3%	2,459,208	23%	8,642,064	7,053,758	23%
Paper	187,665	176,523	6%	97,646	92%	533,077	295,058	81%
Paperboard	88,598	83,027	7%	9,120	871%	268,298	26,298	920%
Printing & Writing	97,579	92,687	5%	86,053	13%	261,894	264,691	-1%
Other paper[1]	1,488	809	84%	2,473	-40%	2,885	4,069	-29%
Domestic Market	**396,505**	**384,725**	**3%**	**438,268**	**-10%**	**1,146,708**	**1,237,283**	**-7%**
Pulp	148,214	150,059	-1%	176,069	-16%	442,529	526,980	-16%
Paper	248,291	234,666	6%	262,199	-5%	704,179	710,303	-1%
Paperboard	41,984	38,265	10%	42,579	-1%	113,344	110,889	2%
Printing & Writing	143,168	133,520	7%	155,896	-8%	403,463	414,044	-3%
Other paper[1]	63,139	62,881	0%	63,724	-1%	187,372	185,370	1%
Total Sales Volume	**3,601,272**	**3,679,922**	**-2%**	**2,995,122**	**20%**	**10,321,849**	**8,586,099**	**20%**
Pulp	3,165,316	3,268,733	-3%	2,635,277	20%	9,084,593	7,580,738	20%
Paper	435,956	411,189	6%	359,845	21%	1,237,256	1,005,361	23%
Paperboard	130,582	121,292	8%	51,699	153%	381,642	137,187	178%
Printing & Writing	240,747	226,207	6%	241,949	0%	665,357	678,735	-2%
Other paper[1]	64,627	63,690	1%	66,197	-2%	190,257	189,439	0%

(1) Paper of other manufacturers sold by Suzano and tissue paper.

Average net price (R$/t)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	9M25	9M24	Δ Y-o-Y
Exports	**3,077**	**3,345**	**-8%**	**3,800**	**-19%**	**3,301**	**3,580**	**-8%**
Pulp	2,856	3,146	-9%	3,718	-23%	3,076	3,500	-12%
Paper	6,618	6,862	-4%	5,868	13%	6,947	5,487	27%
Domestic Market	**5,783**	**5,911**	**-2%**	**5,836**	**-1%**	**5,856**	**5,592**	**5%**
Pulp	2,913	3,182	-8%	3,748	-22%	3,088	3,245	-5%
Paper	7,496	7,656	-2%	7,237	4%	7,596	7,334	4%
Total	**3,375**	**3,613**	**-7%**	**4,098**	**-18%**	**3,585**	**3,870**	**-7%**
Pulp	2,859	3,147	-9%	3,720	-23%	3,077	3,482	-12%
Paper	7,118	7,315	-3%	6,866	4%	7,317	6,792	8%

Page 34 of 43

3Q25 EARNINGS RELEASE

Average net price (US$/t)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	9M25	9M24	Δ Y-o-Y
Exports	**565**	**590**	**-4%**	**685**	**-18%**	**584**	**683**	**-14%**
Pulp	524	555	-6%	670	-22%	544	667	-18%
Paper	1,215	1,211	0%	1,058	15%	1,229	1,046	18%
Domestic Market	**1,061**	**1,043**	**2%**	**1,052**	**1%**	**1,036**	**1,066**	**-3%**
Pulp	535	562	-5%	676	-21%	546	619	-12%
Paper	1,376	1,351	2%	1,305	5%	1,344	1,398	-4%
Total Net Revenue	**619**	**638**	**-3%**	**739**	**-16%**	**634**	**738**	**-14%**
Pulp	525	555	-6%	671	-22%	544	664	-18%
Paper	1,306	1,291	1%	1,238	6%	1,295	1,295	0%

FX Rate R$/US$	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	9M25	9M24	Δ Y-o-Y
Closing	5.32	5.46	-3%	5.45	-2%	5.32	5.45	-2%
Average	5.45	5.67	-4%	5.55	-2%	5.65	5.24	8%

Page 35 of 43

3Q25 EARNINGS RELEASE

APPENDIX 2 – Consolidated Income Statement and Goodwill Amortization

Income Statement (R$ '000)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y	9M25	9M24	Δ Y-o-Y
Net Revenue	**12,153,145**	**13,295,895**	**-9%**	**12,273,546**	**-1%**	**37,001,961**	**33,226,284**	**11%**
Cost of Goods Sold	(8,453,761)	(8,608,124)	-2%	(6,847,701)	23%	(24,791,052)	(18,640,810)	33%
Gross Debt	**3,699,384**	**4,687,771**	**-21%**	**5,425,845**	**-32%**	**12,210,909**	**14,585,474**	**-16%**
Gross Margin	*30%*	*35%*	*-5 p.p.*	*44%*	*-14 p.p.*	*33%*	*44%*	*-11 p.p.*
Operating Expense/Income	**(1,729,849)**	**(1,812,627)**	**-5%**	**(1,316,446)**	**31%**	**(5,107,195)**	**(3,310,203)**	**54%**
Selling Expenses	(849,961)	(838,250)	1%	(728,319)	17%	(2,443,093)	(2,081,788)	17%
General and Administrative Expenses	(664,953)	(647,466)	3%	(568,854)	17%	(1,985,970)	(1,629,599)	22%
Other Operating Income (Expenses)	(135,667)	(154,906)	-12%	(7,945)	—	(409,782)	416,026	—
Equity Equivalence	(79,268)	(172,005)	-54	(11,328)	—	(268,350)	(14,842)	—
EBIT	**1,969,535**	**2,875,144**	**-31%**	**4,109,399**	**-52%**	**7,103,714**	**11,275,271**	**-37%**
Depreciation, Amortization & Depletion	2,889,531	2,839,264	2%	2,303,266	25%	8,226,217	6,414,046	28%
EBITDA	**4,859,066**	**5,714,408**	**-15%**	**6,412,665**	**-24%**	**15,329,931**	**17,689,317**	**-13%**
EBITDA Margin	*40%*	*43%*	*-3 p.p.*	*52%*	*-12 p.p.*	*41%*	*53%*	*-12 p.p.*
Adjusted EBITDA[1]	**5,200,296**	**6,087,418**	**-15%**	**6,522,508**	**-20%**	**16,153,488**	**17,368,281**	**-7%**
Adjusted EBITDA Margin[1]	*43%*	*46%*	*-3 p.p.*	*53%*	*-10 p.p.*	*44%*	*52%*	*-9 p.p.*
Net Financial Result	**1,051,781**	**4,424,965**	**-76%**	**867,762**	**21**	**13,172,959**	**(13,245,961)**	**—**
Financial Expenses	462,095	383,259	21%	420,938	10%	1,284,207	1,302,043	-1%
Financial Revenues	(1,823,415)	(1,606,439)	14%	(1,567,007)	16%	(5,069,939)	(3,850,300)	32%
Exchange Rate Variation	1,079,117	2,659,346	-59%	782,452	38	7,431,622	(3,742,426)	—
Net Proceeds Generated by Derivatives	1,333,984	2,988,799	-55%	1,231,379	8	9,527,069	(6,955,278)	—
Earnings Before Taxes	**3,021,316**	**7,300,109**	**-59%**	**4,977,161**	**-39**	**20,276,673**	**(1,970,690)**	**—**
Income and Social Contribution Taxes	**(1,059,929)**	**(2,288,156)**	**-54%**	**(1,739,810)**	**-39**	**(6,955,155)**	**1,662,556**	**—**
Net Income (Loss)	**1,961,387**	**5,011,953**	**-61%**	**3,237,351**	**-39**	**13,321,518**	**(308,134)**	**—**
Net Margin	*16%*	*38%*	*-22 p.p.*	*26%*	*-10 p.p.*	*36%*	*-1%*	*37 p.p.*

(1) Excluding non-recurring items and PPA effects.

Goodwill amortization - PPA (R$ '000)	3Q25	2Q25	Δ Q-o-Q	3Q24	Δ Y-o-Y
COGS	(119,676)	(117,810)	2%	(115,596)	4%
Selling Expenses	(210,282)	(206,445)	2%	(207,374)	1
General and administrative expenses	(1,215)	(1,215)	—%	(7,974)	-85%
Other operational revenues (expenses)	7,785	12,192	-36%	11,044	-30%

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APPENDIX 3 – Consolidated Balance Sheet

Assets (R$ '000)	09/30/2025	06/30/2025	09/30/2024
Current Assets			
Cash and cash equivalents	15,838,866	12,283,589	5,818,031
Financial investments	7,734,686	8,087,850	11,311,861
Trade accounts receivable	6,129,481	7,287,028	7,268,889
Inventories	8,955,941	8,619,236	7,729,122
Recoverable taxes	962,181	997,666	952,314
Recoverable income taxes	525,979	450,232	351,085
Derivative financial instruments	1,363,240	1,100,397	1,232,059
Advance to suppliers	87,696	88,514	118,167
Other assets	977,159	994,602	996,174
Total Current Assets	**42,575,229**	**39,909,114**	**35,777,702**
Non-Current Assets			
Financial investments	317,098	416,100	465,639
Recoverable taxes	965,156	962,263	1,220,442
Deferred taxes	1,479,244	2,376,910	3,316,202
Derivative financial instruments	6,753,164	4,055,943	2,791,429
Advance to suppliers	2,682,250	2,604,168	2,502,248
Judicial deposits	576,227	595,786	485,353
Other assets	191,775	196,833	139,656
Biological assets	24,445,461	23,221,979	20,832,432
Investments	1,422,565	1,406,416	1,917,844
Property, plant and equipment	64,459,518	64,968,479	64,474,165
Right of use on lease agreements	5,341,832	5,286,063	5,150,077
Intangible	13,207,399	13,422,839	14,138,800
Total Non-Current Assets	**121,841,689**	**119,513,779**	**117,434,287**
Total Assets	**164,416,918**	**159,422,893**	**153,211,989**

Liabilities and Equity (R$ '000)	09/30/2025	06/30/2025	09/30/2024
Current Liabilities			
Trade accounts payable	5,428,821	5,951,839	5,341,937
Loans, financing and debentures	3,790,079	2,881,840	7,721,426
Accounts payable for lease operations	846,668	838,023	794,647
Derivative financial instruments	1,188,743	1,044,493	565,392
Taxes payable	184,302	210,665	239,687
Income taxes payable	239,249	280,624	372,898
Payroll and charges	1,062,163	857,033	889,889
Liabilities for assets acquisitions and subsidiaries	18,588	21,011	17,596
Dividends and interest on own capital payable	1,992	1,997	3,106
Advance from customers	168,785	146,569	170,124
Other liabilities	391,191	382,862	374,219
Total Current Liabilities	**13,320,581**	**12,616,956**	**16,490,921**
Non-Current Liabilities			
Loans, financing and debentures	89,172,126	88,745,316	80,049,026
Accounts payable for lease operations	5,999,074	5,949,974	5,814,627
Derivative financial instruments	6,434,548	4,606,340	4,853,868
Liabilities for assets acquisitions and subsidiaries	78,213	91,524	90,152
Provision for judicial liabilities	2,818,263	2,845,990	2,961,539
Actuarial liabilities	742,593	738,016	850,987
Deferred taxes	—	—	12,596
Share-based compensation plans	368,732	331,590	307,798
Provision for loss on investments in subsidiaries	5,188	1,446	—
Advance from customers	74,715	74,715	74,715
Other liabilities	144,460	149,721	104,002
Total Non-Current Liabilities	**105,837,912**	**103,534,632**	**95,119,310**
Total Liabilities	**119,158,493**	**116,151,588**	**111,610,231**
Shareholders' Equity			
Share capital	19,235,546	19,235,546	19,235,546
Capital reserves	69,181	57,620	48,162
Treasury shares	(1,511,146)	(1,511,146)	(1,339,197)
Retained earnings reserves	12,978,898	12,978,898	22,472,411
Other reserves	944,961	945,642	1,322,487
Retained earnings	13,400,962	11,431,251	(268,657)
Controlling shareholders'	**45,118,402**	**43,137,811**	**41,470,752**
Non-controlling interest	140,023	133,494	131,006
Total Equity	**45,258,425**	**43,271,305**	**41,601,758**
Total Liabilities and Equity	**164,416,918**	**159,422,893**	**153,211,989**

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3Q25 EARNINGS RELEASE

APPENDIX 4 – Consolidated Statement of Cash Flow

Cash Flow (R$ '000)	3Q25	3Q24	9M25	9M24
OPERATING ACTIVITIES				
Net income (loss) for the period	**1,961,387**	**3,237,351**	**13,321,518**	**(308,134)**
Depreciation, depletion and amortization	2,779,280	2,216,672	7,948,316	6,159,860
Depreciation of right of use	110,251	86,594	277,901	254,186
Interest expense on lease liabilities	117,012	113,038	347,320	335,223
Result from sale and disposal of property, plant and equipment and biological assets, net	148,129	8,269	272,228	132,693
Income (expense) from associates and joint ventures	79,268	11,328	268,350	14,842
Exchange rate and monetary variations, net	(1,333,984)	(1,231,379)	(9,527,069)	6,955,278
Interest expenses on financing, loans and debentures	1,540,427	1,397,371	4,399,815	3,943,303
Capitalized loan costs	(79,290)	(80,886)	(205,409)	(883,401)
Accrual of interest on marketable securities	(253,344)	(313,751)	(769,940)	(959,196)
Amortization of transaction costs, premium and discounts	27,742	18,100	75,916	57,716
Derivative (gains) loss, net	(1,079,117)	(782,452)	(7,431,622)	3,742,426
Fair value adjustment of biological assets	—	—	73,248	(539,003)
Deferred income tax and social contribution	898,021	1,169,375	6,482,713	(2,703,195)
Interest on actuarial liabilities	19,822	18,962	59,466	56,888
Provision (reversal) for judicial liabilities, net	(4,979)	40,472	(41,620)	94,152
Provision (reversal) for doubtful accounts, net	57,961	(872)	103,502	(875)
Provision for inventory losses, net	10,237	5,082	24,031	19,796
Provision for loss of ICMS credits, net	67,729	69,256	151,669	47,809
Premium expenses on early settlements	89,026	—	89,026	—
Other	31,779	(11,300)	65,633	17,260
Decrease (increase) in assets	**499,755**	**(728,876)**	**682,815**	**(1,081,871)**
Trade accounts receivable	980,505	(189,785)	1,876,639	232,660
Inventories	(328,578)	(369,623)	(730,937)	(1,037,125)
Recoverable taxes	(117,618)	(187,104)	(334,268)	(261,306)
Other assets	(34,554)	17,636	(128,619)	(16,100)
Increase (decrease) in liabilities	**(116,231)**	**1,216,487**	**22,403**	**1,555,687**
Trade accounts payable	(303,813)	825,431	101,422	1,083,029
Taxes payable	(26,758)	204,603	287,155	428,622
Payroll and charges	205,790	182,587	(164,546)	126,439
Other liabilities	8,550	3,866	(201,628)	(82,403)
Cash generated from operations	**5,570,881**	**6,458,841**	**16,690,210**	**16,911,444**
Payment of interest on financing, loans and debentures	(1,865,892)	(1,867,310)	(4,753,232)	(4,397,301)
Capitalized loan costs paid	79,290	80,886	205,409	883,401
Premium expenses on early settlements	(89,026)	—	(89,026)	—
Interest received on marketable securities	386,315	697,162	969,141	1,267,991
Payment of income tax and social contribution	(47,311)	(90,695)	(229,980)	(263,982)
Cash provided by operating activities	**4,034,257**	**5,278,884**	**12,792,522**	**14,401,553**
INVESTING ACTIVITIES				
Additions to property, plant and equipment	(806,171)	(2,151,082)	(3,424,570)	(7,176,256)
Additions to intangible	(37,495)	(58,199)	(59,574)	(142,765)
Additions to biological assets	(2,639,320)	(1,898,354)	(6,281,750)	(5,357,563)
Proceeds from sales of property, plant and equipment and biological assets	35,778	24,749	114,236	112,928
Capital increase in affiliates	(14,640)	(9,945)	(21,979)	(37,264)
Marketable securities, net	299,101	2,615,119	5,093,946	1,720,146
Advances for acquisition (receipt) of wood from operations with development and partnerships	(100,029)	(97,446)	(224,669)	(281,441)
Acquisition of other investments	(9,392)	(1,440,503)	(9,392)	(1,440,503)
Asset acquisition	—	(2,143,821)	—	(2,143,821)
Dividends received	—	—	8,835	—
Net cash from acquisition of subsidiaries	—	19,113	—	19,113
Cash used in investing activities	**(3,272,168)**	**(5,140,369)**	**(4,804,917)**	**(14,727,426)**
FINANCING ACTIVITIES				
Proceeds from loans, financing and debentures	9,663,363	1,178,871	22,324,556	12,113,151
Proceeds of derivative transactions	91,508	330,514	370,789	(352,273)
Payment of loans, financing and debentures	(6,261,906)	(210,162)	(19,600,013)	(9,131,344)
Payment of leases	(346,129)	(312,994)	(1,059,908)	(946,205)
Payment of interest on own capital and dividends	(4)	98	(2,208,158)	(1,318,320)
Liabilities for assets acquisitions and subsidiaries	(20,668)	(58,467)	(20,668)	(58,467)
Shares repurchased	—	(2,496,812)	(191,918)	(2,806,764)
Cash provided (used) by financing activities	**3,126,164**	**(1,568,952)**	**(385,320)**	**(2,500,222)**
EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	**(332,976)**	**1,970**	**(782,237)**	**298,255**
Increase (decrease) in cash and cash equivalents, net	**3,555,277**	**(1,428,467)**	**6,820,048**	**(2,527,840)**
At the beginning of the period	12,283,589	7,246,498	9,018,818	8,345,871
At the end of the period	15,838,866	5,818,031	15,838,866	5,818,031
Increase (decrease) in cash and cash equivalents, net	**3,555,277**	**(1,428,467)**	**6,820,048**	**(2,527,840)**

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APPENDIX 5 – EBITDA

(R$ '000, except where otherwise indicated)	3Q25	3Q24	9M25	9M24
Net income	1,961,387	3,237,351	13,321,518	(308,134)
Net Financial Result	(1,051,781)	(867,762)	(13,172,959)	13,245,961
Income and Social Contribution Taxes	1,059,929	1,739,810	6,955,155	(1,662,556)
EBIT	**1,969,535**	**4,109,399**	**7,103,714**	**11,275,271**
Depreciation, Amortization and Depletion	2,889,531	2,303,266	8,226,217	6,414,046
EBITDA[1]	**4,859,066**	**6,412,665**	**15,329,931**	**17,689,317**
EBITDA Margin	*40%*	*52%*	*41%*	*53%*
Fair Value Update - Biological Asset	—	—	73,248	(539,003)
Write-off of wood inventory	13,823	—	16,353	—
Tax credits - Exclusion of ICMS in the PIS and COFINS calculation base	—	(265)	—	(265)
Donations for catastrophes and pandemics	—	59	—	275
Equity method	79,268	11,328	268,350	14,842
Extinction of packaging business line	56	7	106	1,220
Expenses on Asset Acquisition and Business Combinations	32,226	22,076	41,423	22,076
Effective loss of the development contract advance program	—	(735)	181	—
Impairment of subsidiaries	12,805	—	88,871	—
Provision for loss of ICMS credits, net	67,729	69,255	151,669	47,807
Income from disposal and write-off of property, plant and equipment and biological assets	135,323	8,118	183,356	132,012
Adjusted EBITDA	**5,200,296**	**6,522,508**	**16,153,488**	**17,368,281**
Adjusted EBITDA Margin	*43%*	*53%*	*44%*	*52%*

(1) The Company's EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012.

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APPENDIX 6 – Segmented Income Statement

Segmented Financial Statement (R$ '000)	3Q25				3Q24			
	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	**9,049,993**	**3,103,152**	**-**	**12,153,145**	**9,802,985**	**2,470,561**	**-**	**12,273,546**
Cost of Goods Sold	(6,294,935)	(2,158,826)	-	(8,453,761)	(5,324,082)	(1,523,619)	-	(6,847,701)
Gross Profit	**2,755,058**	**944,326**	**-**	**3,699,384**	**4,478,903**	**946,942**	**-**	**5,425,845**
Gross Margin	*30%*	*30%*	-	*30%*	*46%*	*38%*	-	*44%*
Operating Expense/Income	**(1,170,568)**	**(559,281)**	**-**	**(1,729,849)**	**(930,901)**	**(385,545)**	**-**	**(1,316,446)**
Selling Expenses	(536,057)	(313,904)	-	(849,961)	(481,664)	(246,655)	-	(728,319)
General and Administrative Expenses	(444,002)	(220,951)	-	(664,953)	(417,998)	(150,856)	-	(568,854)
Other Operating Income (Expenses)	(106,979)	(28,688)	-	(135,667)	(11,047)	3,102	-	(7,945)
Equity Equivalence	(83,530)	4,262	-	(79,268)	(20,192)	8,864	-	(11,328)
EBIT	**1,584,490**	**385,045**	**-**	**1,969,535**	**3,548,002**	**561,397**	**-**	**4,109,399**
Depreciation, Amortization & Depletion	2,587,612	301,919	-	2,889,531	2,015,880	287,386	-	2,303,266
EBITDA	**4,172,102**	**686,964**	**-**	**4,859,066**	**5,563,882**	**848,783**	**-**	**6,412,665**
EBITDA Margin	*46%*	*22%*	-	*40%*	*57%*	*34%*	-	*52%*
Adjusted EBITDA[1]	**4,461,660**	**738,636**	**-**	**5,200,296**	**5,697,031**	**825,477**	**-**	**6,522,508**
Adjusted EBITDA Margin[1]	*49%*	*24%*	-	*43%*	*58%*	*33%*	-	*53%*
Net Financial Result	**-**	**-**	**1,051,781**	**1,051,781**	**-**	**-**	**867,762**	**867,762**
Earnings Before Taxes	**1,584,490**	**385,045**	**1,051,781**	**3,021,316**	**3,548,002**	**561,397**	**867,762**	**4,977,161**
Income and Social Contribution Taxes	-	-	(1,059,929)	(1,059,929)	-	-	(1,739,810)	(1,739,810)
Net Income (Loss)	**1,584,490**	**385,045**	**(8,148)**	**1,961,387**	**3,548,002**	**561,397**	**(872,048)**	**3,237,351**
Net Margin	*18%*	*12%*	-	*16%*	*36%*	*23%*	-	*26%*

(1) Excluding non-recurring items and PPA effects.

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Segmented Financial Statement (R$ '000)	9M25				9M24			
	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	**27,949,498**	**9,052,463**	**-**	**37,001,961**	**26,397,840**	**6,828,444**	**-**	**33,226,284**
Cost of Goods Sold	(18,535,613)	(6,255,439)	-	(24,791,052)	(14,424,832)	(4,215,978)	-	(18,640,810)
Gross Profit	**9,413,885**	**2,797,024**	**-**	**12,210,909**	**11,973,008**	**2,612,466**	**-**	**14,585,474**
Gross Margin	*34%*	*31%*	-	*33%*	*45%*	*38%*	-	*44%*
Operating Expense/Income	**(3,587,349)**	**(1,519,846)**	**-**	**(5,107,195)**	**(2,306,851)**	**(1,003,352)**	**-**	**(3,310,203)**
Selling Expenses	(1,543,361)	(899,732)	-	(2,443,093)	(1,392,307)	(689,481)	-	(2,081,788)
General and Administrative Expenses	(1,312,735)	(673,235)	-	(1,985,970)	(1,182,517)	(447,082)	-	(1,629,599)
Other Operating Income (Expenses)	(449,495)	39,713	-	(409,782)	310,719	105,307	-	416,026
Equity Equivalence	(281,758)	13,408	-	(268,350)	(42,746)	27,904	-	(14,842)
EBIT	**5,826,536**	**1,277,178**	**-**	**7,103,714**	**9,666,157**	**1,609,114**	**-**	**11,275,271**
Depreciation, Amortization & Depletion	7,384,465	841,752	-	8,226,217	5,640,661	773,385	-	6,414,046
EBITDA	**13,211,001**	**2,118,930**	**-**	**15,329,931**	**15,306,818**	**2,382,499**	**-**	**17,689,317**
EBITDA Margin	*47%*	*23%*	-	*41%*	*58%*	*35%*	-	*53%*
Adjusted EBITDA[1]	**14,093,769**	**2,059,719**	**-**	**16,153,488**	**15,136,653**	**2,231,628**	**-**	**17,368,281**
Adjusted EBITDA Margin[1]	*50%*	*23%*	-	*44%*	*57%*	*33%*	-	*52%*
Net Financial Result	**-**	**-**	**13,172,959**	**13,172,959**	**-**	**-**	**(13,245,961)**	**(13,245,961)**
Earnings Before Taxes	**5,826,536**	**1,277,178**	**13,172,959**	**20,276,673**	**9,666,157**	**1,609,114**	**(13,245,961)**	**(1,970,690)**
Income and Social Contribution Taxes	-	-	(6,955,155)	(6,955,155)	-	-	1,662,556	1,662,556
Net Income (Loss)	**5,826,536**	**1,277,178**	**6,217,804**	**13,321,518**	**9,666,157**	**1,609,114**	**(11,583,405)**	**(308,134)**
Net Margin	*21%*	*14%*	-	*36%*	*37%*	*24%*	-	*-1%*

Page 41 of 43

Forward-Looking Statements This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties due to which such expectations may not happen at all or may substantially differ from what was expected. These risks include, among others, changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, as well as emerging and international markets. The forward-looking statements were not reviewed by our independent auditors. 3Q25 EARNINGS RELEASE Page 42 of 43